April 5, 2007

Mr. Robert S. Littlepage
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Allied Security Holdings LLC Item 4.02 Form 8-K Filed March 28, 2007 File No. 333-119127

Dear Mr. Littlepage:

Set forth below is the response of Allied Security Holdings LLC (the ‘‘Company’’) to the comment of the staff (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) set forth in your letter dated March 30, 2007. For the convenience of the Staff, we have included the language of your comment below.

Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

The Company’s Chief Executive Officer and Chief Financial Officer (the ‘‘Certifying Officers’’) have considered the effect of the errors described in the Company’s Form 8-K (the ‘‘Form 8-K’’) dated March 28, 2007 on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K.

In connection with the restatement of the Company’s financial statements for certain periods to correct mistakes in the application of U.S. generally accepted accounting principles (as described in the Form 8-K), the Company’s Certifying Officers have determined that their previous conclusions regarding the effectiveness of disclosure controls and procedures were incorrect solely as relates to these mistakes with respect to the periods for which the Company determined to restate its financial statements. Accordingly, the Company has disclosed in Item 9A of the Company’s Annual Report on Form 10-K (the ‘‘Form 10-K’’) for the fiscal year ended December 31, 2006 (filed with the Commission on April 2, 2007) the Certifying Officers’ conclusion that the Company’s disclosure controls and procedures were not effective solely as relates to the mistakes in the application of U.S. generally accepted accounting principles (as described in the Form 10-K) as of the end of the periods restated. Such restated financials statements are presented in the Form 10-K.

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The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to the Staff’s comment, or require additional information, please contact the undersigned at (610) 239-1239.

Very truly yours,
/s/ William A. Torzolini
William A. Torzolini Chief Financial Officer